As Filed with the Securities and Exchange Commission on June 20,2001

Registration No. 333-_________

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Exact name of registrant as specified in charter

APERIAN, INC.

State or jurisdiction of	Address, including zip code, and telephone number, including area	I.R.S. Employer
incorporation or organization	code, of registrant's principal executive offices	Identification Number

Delaware	Aperian, Inc	74-2971167

3030 North Third Street

Seventh Floor

Phoenix, Arizona 85012

(602) 776-0883

Name, address, including zip code, and telephone number, including
area code, of agent for service	With a copy to:

Kevin Craig	Peter Lorenzen

Aperian, Inc.	Aperian, Inc.

3030 North Third Street,	1800 Valley View Lane, Suite 400

Seventh Floor	Dallas, Texas 75234

Phoenix, Arizona 85012	(469) 522-6060

(602) 776-0883

Approximate date of commencement of proposed sale to the public

As soon as practicable after the effective date of this registration statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.    ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of each class			Proposed maximum
of securities to be	Amount to be	Proposed maximum	aggregate offering	Amount of
registered	registered	unit offering price	price	registration fee

Common stock $0.01 par value(1)	11,094,490(2)	$0.825(3)	$9,152,954.30	$2,288.24

(1)	Such securities have been registered for issuance by the registrant on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933

(2)	Includes 8,396,067 shares of common stock issuable, subject to stockholder approval, upon conversion of preferred stock.

(3)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) promulgated under the Securities Act. The proposed maximum unit offering price is the average of the high and low prices quoted on June 13, 2001.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
THE SECURITIES OFFERED
WHERE YOU CAN FIND MORE INFORMATION
INDEMNIFICATION
LEGAL MATTERS
EXPERTS
SIGNATURES
EX-5
EX-23.1
EX-23.2

SUBJECT TO COMPLETION, DATED JUNE 20, 2001

PROSPECTUS

APERIAN, INC.
11,094,490 Shares of Common Stock

      The shares of our common stock covered by this prospectus are offered by the shareholders listed under “Selling Shareholders” beginning on page 11. We will not receive any of the proceeds from this offering.

      The information in this document is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This document is not an offer to sell these securities, and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

      Our common stock is listed on the Nasdaq Stock Market under the trading symbol APRN.

      The common stock offered by this prospectus involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2001

      Additional information is incorporated in this prospectus by reference to our reports filed with the SEC. The additional information includes our financial statements for the year ended March 31, 2000 and for the quarters ended June 30, September 30 and December 31, 2000. Please refer to “Where You Can Find More Information” on page 13 for instructions on obtaining copies of our filed reports. You are urged to read this prospectus and our SEC reports in their entirety. All references to “we,” “us” and “our,” mean Aperian, Inc., and its subsidiaries.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. You should also keep these risk factors in mind when you read the forward-looking statements. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

      If any of the following risks occur, our business, our quarterly and annual operating results or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

Risks Related to Our Business

We are in the process of transitioning to a new business model, which is developing and may be based on inaccurate assumptions that could cause our revenues to decline.

      Following our merger with Fourthstage Technologies, Inc. (“Fourthstage”) on April 9, 2001, we decided to restructure our business to focus on providing architectures, infrastructures, professional services and product integration for enterprises conducting business over the Internet. Accordingly, we are discontinuing our businesses of operating Internet data centers, providing high-speed Internet access, co-location services and Web site hosting services. As part of this restructuring, we are in the process of implementing and integrating the Fourthstage business model, which is less capital intensive and is based on aligning the timing of costs and revenues, into our operations. The success of this transition depends on our ability to:

•	successfully implement and develop the business model, including in particular our ability to reduce our fixed costs and obligations by selling our Internet data centers, renegotiating contracts and by other means;

•	successfully develop and market new products and services, or differentiate our products and services from those offered by our competitors;

•	provide reliable and cost-effective services to new and existing customers;

•	respond to technological developments and new products and services offered by our competitors;

•	adapt to the needs of our customers; and

•	attract and retain qualified personnel.

      If we are not able to implement this business model successfully or adapt it to changes in the market, our business, results of operations and financial condition could be adversely affected.

We have a limited operating history on which to base an evaluation of our combined operations with Fourthstage and our prospects for the future.

      We consummated the merger with Fourthstage on April 9, 2001. We are discontinuing our Internet data center business, which we began in late 1999 and which accounted for nearly all our operating revenues during fiscal 2001, and are transitioning to the Fourthstage business model. Fourthstage commenced operations in late 1999. Accordingly, we have a limited operating history on which an evaluation of our combined operations with Fourthstage can be based. Our prospects must be considered in light of the risks, expenses, difficulties and uncertainties frequently encountered by companies in the early stages of integration, such as:

•	the difficulty of integrating the operations, technologies, personnel and cultures of our two companies;

•	the potential disruption of the ongoing business of our companies;

•	the distraction of management of our companies from ongoing business concerns;

•	potential unknown liabilities associated with the merger of our companies; and

•	the potential disruption of our employee base.

      We cannot guarantee that any or all of the above risks, expenses, difficulties and uncertainties will not occur as a result of our merger and integration with Fourthstage. Nor can we guarantee that our integration with Fourthstage will be achieved successfully or as rapidly as we would like.

We have a history of operating losses, and there are a number of uncertainties that affect whether and when we may become a profitable company.

      To date, we have had limited revenues and have not shown a profit in our operations. During the first nine months of fiscal 2001, our total revenues were only $5.7 million of which approximately $4.7 million was attributable to lines of business that we have decided to discontinue. Fourthstage was profitable during 2000, with net income of $129,000 and total revenues of $8.2 million.. The ability of our combined organization to achieve profitability in the future will depend on our ability to reduce our expenses related to the Aperian operations that are being discontinued while continuing and increasing the Fourthstage operations on a profitable basis. We have taken significant steps to reduce expenses both before and since our combination with Fourthstage, including the separation of approximately one third of our employees. Our ability to further reduce losses and to achieve profitability will depend on a number of factors including our ability to:

•	reduce costs through the sale of our Internet data centers;

•	negotiate terminations of leases which we no longer expect to use in connection with our business;

•	obtain a satisfactory resolution of our issues with Hewlett-Packard Company;

•	reduce our other costs efficiently;

•	terminate services and write off bad debt attributable to an increasing number of non-paying customers;

•	integrate our two companies and transition to a new business model; and

•	develop and market our Internet-based products and services to enterprise customers.

      As of December 31, 2000, our accumulated deficit was approximately $72.1 million. Approximately $12.9 million of the accumulated deficit relates to preferred stock discounts and dividends. Approximately $59.2 million of the deficit relates to losses from operations. If we fail to achieve significant increases in our revenues as a result of our transition to a new business model, the size of our operating losses may be larger than expected. We may never achieve profitability or generate positive cash flows from operations. If we do achieve profitability or positive cash flows from operations in any period, we may not be able to sustain or increase profitability or positive cash flows on a quarterly or annual basis. If we are unable to achieve profitability or sustain it, we may have to discontinue operations.

Our relationship with Hewlett-Packard Company is critical to our future growth and success.

      Our ability to raise capital to fund our operations is critical to our success. A key part of our financing plan has been a financing arrangement we entered into in August 2000 with Hewlett Packard Company (“HP”) under which HP has agreed, subject to the fulfillment of certain conditions, to lend us up to $40 million. Under the convertible secured promissory note that we entered into with HP, we are required to use at least 50% of the proceeds of the borrowings to purchase HP products, support and services, with the remainder to be used for other equipment and services. The note is secured by security interests in the HP equipment as well as the other equipment that we purchase with the proceeds of the loans. During September and November 2000, we borrowed $20 million under this financing arrangement. Future borrowings are subject to conditions relating to our financial performance. We did not satisfy the conditions for additional borrowings during the quarter ended March 31, 2001. During discussions relating to future borrowings, HP informed us that it interprets certain provisions of the note in a manner that might preclude future borrowings and, if pursued by HP, could result in HP’s declaring the note to be in default.

We have discussed with HP possible means by which we can resolve our differences and believe that we have reached an agreement in principal under which we would not make further borrowings from HP but which clarify that no defaults exist under the note. We are unable to assure you that we will, in fact, be able to agree to and execute definitive documents with HP. If HP were to declare the note to be in default, our ability to continue operations would be jeopardized. In addition, because any sale of our Internet data centers would include the sale of collateral that secures the note, the failure to resolve our differences with HP could jeopardize our ability to sell our Internet data centers. This in turn would significantly hinder our ability to reduce costs.

Some of our customers are emerging Internet-based businesses that have not paid us for our services, which will result in a substantial reduction in our revenues in the fourth quarter and may have continuing additional effects.

      A substantial portion of our monthly recurring revenue during the first nine months of 2001 was derived from customers that we classify as emerging Internet-based businesses. A number of these customers have failed, and the unproven business models of other customers and the current unavailability of capital, makes the continued viability of these customers uncertain. As a result, revenues since December 31, 2000 have been adversely affected and we expect that fourth quarter 2001 revenues to further reflect deterioration due to our customer base. The financial difficulties of emerging Internet-based businesses primarily affects our Internet data center business and therefore could adversely affect the terms on which we are able to sell our Internet data centers. The Fourthstage business model to which we are transitioning does not target emerging businesses as prospective customers. However, to the extent that we engage in business transactions with emerging Internet-based businesses in the future, either as customers or as suppliers of technologies, our business and financial results could be harmed if such businesses experience financial or other difficulties.

We have had recent changes in personnel, including our management team, and current management may be unable to lead us into profitability.

      Our recent merger with Fourthstage and subsequent restructuring has resulted in significant changes to our management team. This team has not had the opportunity to work together in the past, and we cannot assure you that it will work together efficiently. Furthermore, there is no assurance that the new management team:

•	will be able to successfully implement our new and developing business model;

•	will be able to meet the needs of new and existing customers; or

•	will lead us into profitability.

We would experience significant cash flow difficulties and general financial harm if our shareholders do not approve the conversion of preferred stock that we issued to Fourthstage in connection with the merger of our two companies.

      Under the terms of our merger agreement with Fourthstage, we issued 8,396,067 shares of our Series A 18% Cumulative Convertible Redeemable Preferred Stock to shareholders of Fourthstage. Any time after July 15, 2002, the Fourthstage shareholders may exercise their right to redeem the Series A Preferred Stock. Upon redemption of the Series A Preferred Stock, the Fourthstage shareholders are entitled to receive an amount in cash per share equal to the greater of (a) $1.1703 plus any compounded dividends or (b) the average of the daily closing prices of our common stock as reported by The Nasdaq National Market System during the ten (10) trading days preceding the date of the first annual meeting of shareholders following the issue date of the Series A Preferred Stock, which meeting is currently scheduled for August 15, 2001, plus all accrued but unpaid dividends up to the date of redemption. This Series A Preferred Stock will be automatically converted into shares of our common stock upon approval by our stockholders of such conversion. If our shareholders approve the conversion of the Series A Preferred Stock, the Fourthstage shareholders will not be entitled to receive any accrued but unpaid dividends on the Series A Preferred Stock that would otherwise be payable to them. Thus, if our stockholders do not approve the conversion of the Series A Preferred Stock and the Fourthstage shareholders elect to redeem such stock, we would be forced to make a significant outlay of cash thus resulting in immediate cash flow difficulties and a significant depletion of our financial resources.

We have issued a significant number of stock options which, when and if exercised, would result in a significant increase in the number of shares outstanding thus resulting in immediate and substantial dilution of your investment.

      As of May 31, 2001 we have approximately 4.6 million stock options outstanding under our 2000 Stock Incentive Plan and 2000 Stock Option Plan and commitments to issue approximately 2.6 million to Fourthstage employees and recent hires. Approximately 2.4 million of these options have exercise prices of $5 or less and are or will become exercisable by December 31, 2001. Any shares issued may be sold freely under our registration statements on Form S-8. As of May 31, 2001, there were approximately 16.2 million shares of our common stock outstanding. If all of the stock options that vest by December 31, 2001 and have exercise prices of $5 or less were to be exercised, there would be approximately 18.6 shares of our common stock outstanding representing an increase of approximately 15%. If the proposal to convert our preferred stock is approved, the number of outstanding shares of common stock would be approximately 24.6 million shares outstanding, and exercise of these options would increase this number to 27 million, representing an increase of approximately 10%. As a result, holders of our common stock may experience a substantial dilution upon exercise of these stock options.

Our operating results have fluctuated widely and we expect this to continue.

      We have experienced significant fluctuations in our results of operations in different periods. We expect these fluctuations to continue, especially since the Fourthstage business model to which we are transitioning includes sales of equipment and such sales can vary widely depending on the timing of significant sales. Because of these fluctuations, comparisons of our results of operations from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance. We expect to continue to experience significant fluctuations in our results of operations due to a variety of factors, many of which are outside of our control. The following factors could affect our results of operations:

•	demand for and market acceptance of our services;

•	reliable continuity of service and network availability;

•	customer retention and satisfaction;

•	the timing, magnitude and integration of acquisitions of complementary businesses and assets;

•	the timing of customer installations;

•	the provision of customer discounts and credits;

•	the mix of products and services we sell;

•	the timing and success of marketing efforts;

•	new product and service introductions by us and our competitors;

•	the introduction of new Internet and networking technologies by third parties;

•	changes in our pricing policies and those of our competitors; and

•	general economic conditions.

      In addition, a relatively large portion of the expenses related to our discontinued Internet data center business are fixed, particularly our expenses for telecommunications capacity, depreciation, interest and personnel. Therefore, as long as we continue to own this business, our results of operations will be particularly sensitive to fluctuations in revenues.

If we do not compete effectively, particularly against established participants with greater financial and other resources than ours, our business will not grow, which will make our services less attractive to our existing and prospective customers.

      The market for Internet-based business technologies, managed services and product integration is extremely competitive and subject to rapid change. Moreover, it is characterized by few barriers to entry. We expect to encounter increased competition in the future as a result of increased consolidation and strategic alliances in the industry. In addition, we expect increasing competition from new market entrants as well as foreign service providers that are increasingly beginning to compete in the United States. The principal competitive factors in our market include:

•	ability to deliver services when requested by the customer;

•	Internet system engineering and other expertise;

•	customer service;

•	variety of services offered;

•	broad geographic presence;

•	pricing and value;

•	ability to maintain and expand distribution channels;

•	brand name recognition;

•	timing of introductions of new services; and

•	financial resources.

      If we are unable to compete successfully, we would experience a loss in customers and the revenues that accompany that lost business. Many of our existing competitors have, and potential competitors may have or have access to, greater financial and other resources, more customers, a larger installed network infrastructure, greater market recognition and more established relationships and alliances in the industry. As a result, these competitors may be able to develop and expand their product and service offerings more quickly, adapt more swiftly to new or emerging technologies and changes in customer demands, devote greater resources to the marketing and sale of their offerings, pursue acquisitions, strategic alliances and other opportunities more readily and adopt more aggressive pricing policies. If we are unsuccessful in marketing our products and services to enterprises and service providers, or if we fail to expand our capacity to meet increasing demand or to competitively price or expand our services, we could lose many potential customers and suffer significant operating losses.

The success of our business depends on the overall demand for information technology and related services, and Internet-based business technologies and services in particular.

      Our success largely depends on the growth of overall demand for information technology and related services, particularly in the market for Internet system and network solutions required by enterprises with mission-critical Internet operations. Our business is affected by general economic and business conditions throughout the world. A softening of demand for Internet-based business technologies and services caused by a weakening of the global economy in general, and/or the U.S. economy in particular, could hinder our growth and result in a decrease of our revenues. Furthermore, if certain new business models or lines of business that depend on the Internet fail to succeed, our business could be adversely affected.

If we do not respond effectively and on a timely basis to rapid technological changes, our services may become obsolete and we would probably lose customers and be unable to attract new ones.

      Internet-based business technology is characterized by rapid technological developments and frequent new product and service introductions and enhancements. The introduction of new products or technologies could render our product or service offerings obsolete, thereby requiring us to spend more than we currently anticipate in future periods in order to train our employees, remain competitive, retain our existing customers and attract new ones. Similarly, technological developments could reduce the cost or increase the supply of services similar to those that we provide or plan to provide, which could result in lower than expected revenues in future periods. We may not be able to:

•	recruit and retain a highly-skilled workforce;

•	anticipate or adapt to these new products or technologies on a timely and cost-effective basis;

•	obtain the necessary funds to develop or acquire new technologies or products needed to compete; or

•	address the increasingly sophisticated and varied needs of our current and prospective customers.

Our ability to compete could be jeopardized if our products and services do not properly operate with the existing or future equipment of our customers.

      We believe that our ability to compete successfully is dependent upon the continued compatibility of our product and service offerings with products, services, infrastructures and architectures offered by others, particularly our enterprise and service provider customers. Although we often work with our customers in testing newly developed products, these products may not be compatible with our Internet-based business technologies. In addition, although we currently intend to support emerging standards, there can be no assurance that industry standards will be established or, if they become established, that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. Our competitive position would be adversely affected if we fail to conform to the prevailing standards, or if common standards fail to emerge.

Competition for qualified personnel is intense and we may not be able to attract and retain the personnel we need in each of the critical areas of our business.

      Our future success depends on our ability to identify, hire and retain highly qualified technical, sales, marketing and customer service personnel. The competition for such personnel throughout our industry is intense. Our industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to attract and retain qualified personnel, our ability to compete will suffer.

If we are unable to maintain our relationships with third party suppliers, we may have difficulty providing our services and products.

      We depend on third party equipment and software vendors and service providers to supply key components of our advanced e-Business architectures, infrastructures and services. These vendors include Sun Microsystems, Hewlett-Packard, Oracle, Veritas, Cisco Systems, EMC Network Appliance and StorageTek. If we are unable to obtain these key components on a timely basis and at an acceptable cost, we would be forced to spend time and money selecting and obtaining new equipment, training our personnel to use different equipment and deploying alternative components needed to integrate the new equipment. As a result, we could lose many of our customers and our business would be jeopardized. Furthermore, if we are unable to maintain or replace our relationships with these key vendors, we will be unable to provide our current level of services to our customers. This would cause our revenues and our earnings to decline.

System failures could disrupt our services causing us to lose customers and realize significant operating losses.

      Our Internet data center operations have depended, and our managed services business will continue to depend, on our ability to avoid and mitigate any damages to our customers, from natural disasters, power losses, capacity limitations, physical or electronic breaches of security, software defects, telecommunications failures and intentional acts of vandalism, including sabotage and computer viruses. Our target market is particularly sensitive to such service interruptions and failures. Our failure to avoid and/or mitigate interruptions in service or performance problems could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones. Additionally, because many of our services are critical to the businesses of many of our customers, any significant interruption in our service could result in lost profits or other loss to our customers. We have not yet implemented a disaster recovery plan or have any secondary off-site systems. Thus, even though we do carry business interruption insurance, we could in turn be exposed to significant financial losses and liability.

We may be liable for defects or errors in the products and services that we develop or deploy.

      We develop and deploy both internally developed and third party products and services for our customers. Many of these products and services are critical to the operations of our customers’ businesses. Any defects or errors in these technologies or products could result in:

•	delayed or lost customer revenues;

•	adverse customer reaction toward our business;

•	negative publicity;

•	additional expenditures to correct the problem; and

•	legal claims against us.

      We attempt to manage these risks by requiring our customers to rely on third party warranties when applicable. In other cases, we contractually limit our warranties and available remedies. Claims may nevertheless be made against us. These claims may not be adequately covered by insurance, may result in significant losses and, even if defended successfully, may raise our insurance costs.

Third party infringement claims against our technology suppliers, our customers or us could result in disruptions of service, the loss of customers or costly and time-consuming litigation.

      We license or lease many of the technologies used in the services that we offer. Our technology suppliers may become subject to third-party infringement claims, which could result in their inability or unwillingness to continue to license their technology to us. We and our customers could be subject to third-party infringement claims as the number of enterprises conducting business over the Internet grows along with the number of third-party service providers for such businesses. We cannot guarantee that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could result in delays in service, installation or upgrades, and the loss of customers or costly and time-consuming litigation. In addition, third parties may change the terms of their license agreements in ways that would prevent us from using technologies licensed from them on commercially reasonable terms or that would prevent us from using them at all. We may not be able to replace those technologies with technologies that have the same features or functionality on commercially reasonable terms or at all.

Our competitive position would be harmed if we are unable to protect our intellectual property rights.

      Our business includes the design, development, licensing and marketing of enterprise applications technologies and software for use by our customers. We rely on a combination of copyright, patent, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our products and services. Despite the precautions we take to protect our intellectual property, we have little patented technology that would preclude or inhibit competitors from entering our market. Although we have entered into confidentiality agreements with our employees, contractors, suppliers, distributors and appropriate customers to limit access to and disclosure of our proprietary information, it may be possible for a third-party to copy or otherwise misappropriate and use our technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States. It may also be possible for our competitors to develop substantially equivalent or superior technology independently. If competitors are able to use our proprietary technology or develop similar technology, our ability to compete effectively could be seriously harmed. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources.

Our possible exposure to claims alleging violation of trade secrets may cause unexpected legal expenses and divert management resources.

      Members of our current management team previously worked for technology companies with whom they may have had employment contracts. Such contracts typically include confidentiality provisions. As a result, our management team or we could be subject to claims alleging violation of trade secrets, breach of contract or unfair competition. If brought, such claims could distract our management and employees from their duties and require reallocation of our resources. Moreover, if such claims against us are successful, our ability to use technology we need to conduct our business could be hindered. Additionally, liability and defense costs that we incur as a result of these claims could increase our expenses and adversely affect our ability to compete.

Risks Related to Our Industry

Our future growth and success will depend on our ability to obtain access to capital markets, and we may not successfully obtain this access.

      In the technology industry, access to capital markets is limited and is characterized by intense competition. Our future ability to expand the scope of the products and services that we offer to our customers and to conduct the requisite research and development will depend in large part on our ability to obtain additional financing. If we are unable to obtain such financing, or if such financing is available only on terms that are not favorable to us, a significant portion of our cash flow from operations will be dedicated to servicing our debt obligations and will not be available for other business purposes. This in turn will make us more vulnerable to economic downturns and competitive pressures, and our prospects for future success would be significantly jeopardized. Further, if we are required to raise funds through the issuance of additional equity securities, the percentage ownership of our stockholders would be diluted. Any new equity securities may have rights, preferences or privileges senior to those of our common stock.

Our business will suffer if Internet use does not continue to increase or if the Internet fails to perform reliably.

      Use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has increased rapidly in recent years. Our success depends in part on continued growth in the use of the Internet, and demand for our services could be reduced if the market for business-related Internet services fails to develop further. Internet usage and growth may be inhibited for a number of reasons such as:

•	inadequate network infrastructure;

•	security concerns;

•	uncertainty of legal and regulatory issues concerning the use of the Internet;

•	inconsistent quality of service;

•	lack of availability of cost-effective, reliable high-speed service; and

•	failure of Internet use to expand internationally.

If Internet usage does not grow at the rates that we presently anticipate, our business, financial condition and results of operations could be materially and adversely affected.

Internet security concerns may hinder the development of electronic commerce and demand for our products and services.

      A significant barrier to the growth of e-commerce and communications over the Internet has been the need for secure transmission of confidential information. We may be required to expend significant capital and other resources to protect against, or to alleviate problems caused by, security breaches. Despite our efforts, we may not be successful in maintaining information as confidential or adequately safeguarding our customers’ networks. Someone who is able to circumvent our security measures could misappropriate proprietary information or cause disruptions in our operations and those of our customers. Such a compromise of security could result in claims against us, which could be successful. These claims, regardless of their ultimate outcome, could result in costly litigation and adversely affect our ability to attract and retain customers.

The regulation of the Internet is unsettled and future regulations could adversely affect our operating costs and business.

      Our business may be adversely affected by the adoption of laws and regulations in the United States or abroad that apply generally to commerce and communication over the Internet, including laws or regulations relating to intellectual property, telecommunications, privacy, consumer protection, taxation and dissemination of unlawful or otherwise disfavored content. The adoption or consideration of additional legislation or regulation affecting the Internet could inhibit the continued growth of the Internet or decrease its acceptance as a commercial medium, impose additional operating and other costs on us, expose us to greater potential liability from regulatory actions or private legal proceedings or otherwise adversely affect our business operations or performance. We cannot predict the impact, if any, that future laws and regulations relating to the Internet or legal or regulatory changes may have on our business.

Risks Related to This Offering

Insiders have substantial control over us, which could limit others’ abilities to influence the outcome of key transactions, including changes of control.

      As of May 31, 2001, the executive officers, directors and entities affiliated with them, in the aggregate, beneficially owned approximately 12.0% of our outstanding common stock. If the 8,396,067 shares of our Series A 18% Cumulative Convertible Redeemable Preferred Stock held by former shareholders of Fourthstage are converted into common stock, this percentage will increase to 30.3%. These stockholders, if acting together, are able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Our certificate of incorporation and bylaws contain provisions that could prevent a third party from buying us. As a shareholder, you may be prevented from considering a third party’s offer.

      Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to shareholders. Our certificate of incorporation allows our board of directors to issue preferred stock with terms set by the board of directors and without shareholder approval. The preferred stock could be issued quickly with terms that delay or prevent a change in control or make removal of management more difficult. In addition, the issuance of preferred stock may cause the market price of our common stock to decrease.

Our stock price has been volatile and is likely to continue to be volatile, and the value of your investment may decline.

      The market price of our common stock has been volatile in the past and is likely to continue to be volatile. In addition, the securities markets in general, and Internet-related stocks in particular, have experienced significant price volatility within the past year. An important factor in the volatility of our common stock is the small average daily trading volume of our stock, averaging less than 60,000 shares per trading day during April 2001. News or market conditions that cause a sudden change in the number of persons wishing to sell or buy our shares are therefore likely to have an exaggerated effect on the price of our stock until the imbalance is absorbed. The market price of our common stock is also likely to be affected by:

•	changes in general conditions in the economy or the financial markets;

•	variations in our quarterly operating results;

•	changes in financial estimates by securities analysts;

•	other developments affecting us, our industry, customers or competitors;

•	the operating and stock price performance of companies that investors deem comparable to us; and

•	the number of shares available for resale in the public markets under applicable securities laws.

A significant amount of our common stock recently became eligible for sale, which may cause the market price of our common stock to decline.

      As of May 31, 2001, there were approximately 16.2 million shares of our common stock outstanding. On June 1, 2001, approximately 2.5 million shares held by approximately 24 persons that had been restricted from transfer under lock-up agreements became freely transferable. Holders of a significant number of these shares have informed us of their intent to begin selling the shares. Sales in the public market of substantial amounts of our common stock or the perception that substantial sales may occur could materially and adversely affect the market price of our common stock. These sales or perceptions could also limit our ability to raise capital through an offering of equity securities. An increasing number of shares eligible for sale may decrease the price of our common stock. The adverse effect on the market price of our common stock may occur even if the results of our operations are positive.

The liquidity of our common stock could be restricted if our common stock is delisted from the Nasdaq Stock

Market and falls within the definition of a penny stock.

      Our common stock is currently traded on the Nasdaq National Market System. Under the Nasdaq Marketplace Rules, our common stock must maintain a minimum per share bid price of $1.00 in order to maintain continued listing on Nasdaq. If our common stock fails to maintain a minimum per share bid price of $1.00 for thirty consecutive trading days, it could be delisted from Nasdaq. If our common stock is delisted from Nasdaq, the liquidity of our common stock would be significantly restricted and the value of your investment would decline. In addition, under the rules and regulations of the Securities and Exchange Commission (SEC), if the trading price of our common stock is less than $5.00 per share and is not traded on Nasdaq or on a national securities exchange, our common stock would come within the definition of a “penny stock.” If this should happen, the trading of our common stock would be subject to certain “penny stock” rules and regulations that would restrict the ability of broker-dealers to sell our common stock. As a result, our shareholders would have difficulty disposing of our common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      Any statement in this prospectus, other than a statement of historical fact, may be a forward-looking statement. You can generally identify forward-looking statements by looking for words like may, will, expect, intend, estimate, anticipate, believe or continue. Variations on those or similar words, or the negatives of those or similar words, also may indicate forward-looking statements.

      This prospectus and the documents incorporated by reference contain forward-looking statements. Although we believe that the expectations reflected in this prospectus are reasonable, we cannot assure you that our expectations will be correct. Our actual results may differ significantly from the results discussed in the forward-looking statements. This prospectus includes a discussion entitled “Risk Factors,” discussing important factors that could cause our actual results to differ materially from our expectations. These risk factors are further discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of the 10-KSB and in our Form 10-QSB for the quarter ended December 31, 2000.

      If our expectations change, or if new events, conditions or circumstances arise, we are not required to, and may not, update or revise any forward-looking statement in this prospectus.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock sold in this offering.

SELLING SHAREHOLDERS

      The following table lists the owners of the common stock to be included in this registration statement. The table assumes exercise and conversion of all outstanding warrants and options covered by the shares contained in this registration statement. Each owner holds less than one percent of our fully diluted common stock.

			SHARES ISSUABLE
			SUBJECT TO
		TOTAL NUMBER OF	SHAREHOLDER
NAME	RELATIONSHIP TO US	SHARES	APPROVAL

Kevin Craig	Officer, Director	5,890,887	4,458,093

Lee Collins	Employee	818,178	619,179

Christopher Donahue	Employee	818,178	619,179

David Drabo	Officer	818,178	619,179

Dale Van	Employee	818,178	619,179

Mark Weiss	Director	272,724	206,391

Harry Weiss		81,817	61,917

			SHARES ISSUABLE
			SUBJECT TO
		TOTAL NUMBER OF	SHAREHOLDER
NAME	RELATIONSHIP TO US	SHARES	APPROVAL

Jeffrey Weiss		109,089	82,557

Farley Weiss		95,452	72,237

Craig Weiss		95,452	72,237

Triple Five Investments	(1)	490,906	371,507

Regent Net LLC	(1)	785,451	594,412

TOTAL		11,094,490	8,396,067

(1)	David Ghermezian, one of our directors, is an officer of Triple Five Investments and is the manager of Regent Net LLC. He shares voting and investment power over the shares owned by these entities.

PLAN OF DISTRIBUTION

      The shares of common stock being offered by the selling shareholders will be sold in one or more transactions on the NASDAQ National Market System or on any other market on which the common stock may be trading. The transactions may include block transactions. The shares may be sold in any of the following manners:

•	privately negotiated transactions

•	through the writing of options on the shares of common stock

•	short sales

•	any combination of private transactions, writing options or short sales.

      The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or any other price the selling shareholder determines. The shares of common stock may also be sold under Rule 144. The selling shareholder will have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they believe the purchase price to be unsatisfactory at any particular time.

      The selling shareholders may also sell the shares directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling shareholders will receive usual and customary commissions for brokerage transactions. Market makers and block purchasers purchasing shares will do so for their own account and at their own risk. It is possible that the selling shareholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that any of the shares will be sold by the selling shareholders. After completing the sale of any of the shares offered by the selling shareholders, the selling shareholders and any brokers, dealers or agents may be underwriters.

      If we are notified of any material arrangement by a selling shareholder with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemental prospectus will be filed, if required, under Rule 424(c) of the Securities Act. If filed, the supplemental prospectus will disclose:

•	the name of each broker-dealer involved in the arrangement

•	the number of shares involved

•	the price at which shares were sold

•	any commissions paid or discounts or concessions allowed to each broker-dealer

•	that each broker-dealer did not conduct any investigation to verify the information presented or incorporated by reference in this document, as supplemented

•	other facts material to the transaction.

      The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and its rules and regulations. The Exchange Act and its rules and regulations may limit the timing of purchases and sales of any of the shares, which may affect the marketability of the shares.

      We have agreed to indemnify the selling shareholders, or their transferees or assignees, against liabilities under the Securities Act, or to contribute to payments the selling shareholders may be required to make for liabilities under the Securities Act.

      We are bearing all costs relating to the registration of the shares, other than fees and expenses, if any, of counsel or other advisers to the selling shareholders. Any commissions, discounts or other fees payable to broker-dealers with any sale of the shares will be paid by the selling shareholders.

THE SECURITIES OFFERED

      We are authorized to issue up to 75,000,000 shares of common stock and up to 10,000,000 shares of preferred stock.

      As of May 31, 2001, there were 16,197,050 shares of common stock outstanding. At such date, there were 8,396,067 shares of preferred stock outstanding . All shares of preferred stock are held by the selling shareholders listed in this Prospectus. The preferred stock will, upon receipt of shareholder approval for of the conversion, which we intend to seek at our next annual meeting of shareholders, automatically convert into one share of common stock.

      The following is a summary of the material provisions and terms of our certificate and bylaws that might be important to you as a shareholder. You should refer to our certificate of incorporation and bylaws for a complete statement of your rights as a shareholder.

      As a holder of our common stock you will have one vote per share on all matters voted on by shareholders, including elections of directors. The articles of incorporation do not provide for cumulative voting. Cumulative voting is the ability to cast as many votes for a director as the shareholder has shares of stock multiplied by the numbers of directors to be elected, in the election of directors. The articles of incorporation also do not provide for preemptive rights. A preemptive right is a shareholder’s right to acquire new shares issued by a company to preserve his proportional interest. Owners of our common stock will receive dividends if the board declares them out of available funds. However, we do not expect to declare or pay dividends on our common stock.

      The transfer agent for our common stock is American Stock Transfer and Trust Company, Inc.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms located at:

Securities and Exchange Commission	or	Securities and Exchange Commission

450 Fifth Street, N.W.		801 Cherry Street, 19th Floor

Washington, D.C. 20549		Ft. Worth, Texas 76102

Further information on the SEC’s public reference rooms, is available from the SEC at 1-800-SEC-0330. Our SEC filings are also available on the Internet at http://www.sec.gov.

      The SEC allows us to incorporate by reference information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this document, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the sale of all the shares covered by this prospectus:

•	Annual report on Form 10-KSB for the year ended March 31, 2000, as amended by Form 10-KSB/A, filed with the SEC on July 28, 2000

•	Current reports on Form 8-K, filed with the SEC on August 3, 2000, August 9, 2000, September 11, 2000, April 9, 2001 (as amended by Form 8-K/A filed on June, 20, 2001), and May 9, 2001.

•	Quarterly reports on Form 10-QSB for the quarters ended June 30, September 30 and December 31, 2000, filed with the SEC on August 14, 2000, November 14, 2000 and February 14, 2001, respectively.

•	All other reports filed with the SEC in compliance with Sections 13(a) or 15(d) of the Exchange Act since the end of the fiscal year ended March 31, 2000

•	The description of our common stock contained in our registration statement on Form 10, filed with the SEC on October 27, 1975, file number M862263.

      We will deliver to each person receiving this document, a copy of any or all of the information that has been incorporated by reference and not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning:

Aperian, Inc.
1121 East 7th Street
Austin, Texas 78702
Attn: Frank Milano
Telephone: (512) 226-8664

INDEMNIFICATION

      Our amended and restated certificate of incorporation states that we may indemnify each of our directors, officers, employees, or agents to the full extent permitted by the laws of the State of Delaware. Our amended and restated certificate of incorporation provides that directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for:

•	any breach of a director’s duty of loyalty to us or our stockholders;

•	acts or omissions that are not in good faith or that involve intentional misconduct or knowing violation of the law;

•	unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the Delaware General Corporation Law; and

•	any transaction in which the director derived an improper personal benefit.

      We have entered into indemnification agreements with our directors and intend to enter into indemnification agreements with any new directors in the future. We may also purchase and maintain insurance to provide indemnification.

      Though indemnification for liabilities arising under the Securities Act may be permitted to members of the board of directors, officers, employees, or person controlling us under the provisions outlined above, we have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

      The validity of the shares offered by this document has been passed upon for us by Peter E. Lorenzen, our Vice President and General Counsel. Mr. Lorenzen owns 65,000 shares, and holds options to purchase 84,714 shares, of common stock.

EXPERTS

      The consolidated financial statements of Aperian, Inc. appearing in Aperian Inc.’s Annual Report (Form 10-K) for the year ended March 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Fourthstage Technologies, Inc. appearing in Aperian Inc.’s Amendment No. 1 to its Current Report on Form 8-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

You should rely on the information contained in this document. We have not authorized anyone to provide you with information different from that contained in this document. The statements and representations contained in this document are true and correct as of the date indicated on the coverage page. The delivery of this document does not, under any circumstances, create the implication that there has been no change since that date. This document is not an offer to sell or a solicitation of an offer to buy any securities other than those securities to which the document relates. Moreover, this document does not constitute an offer to sell or a solicitation of an offer to buy in any circumstances in which an offer or solicitation is unlawful.

11,094,490

APERIAN, INC.

Common Stock

_________________
PROSPECTUS
_________________

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered. All amounts are estimates except the SEC registration fee.

Filing Fee-Securities and Exchange Commission	$2,288.24

Accountants’ Fees and Expenses	$10,000

Fees and Expenses of Counsel for the Registrant	$2,000

Printing and Communication Expenses	$2,000

Blue Sky Fees and Expenses	$0

Miscellaneous Expenses	$1,500

Total	$17,788.24

      The selling security holders are bearing no portion of the expenses of the offering pursuant to agreement.

ITEM 15. Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

      Our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, our Amended and Restated Certificate of Incorporation provides that directors of the company shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

      We have entered into indemnification agreements with our directors and intend to enter into indemnification agreements with any new directors in the future.

ITEM 16. Exhibits.

EXHIBIT NO.	EXHIBIT DESCRIPTION	LOCATION

5	Legal Opinion of Peter E. Lorenzen, Esq.(1)	Exhibit 5

23.1	Consent of Ernst & Young LLP(1)	Exhibit 23.1

23.2	Consent of Ernst & Young LLP(1)	Exhibit 23.2

23.3	Consent of Peter E. Lorenzen(1)	Included in Exhibit 5

(1)	Filed herewith.

ITEM 17. Undertakings.

      The Undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in that post-effective amendment, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3) To remove from registration by means of post-effective amendment any of the securities being registered in which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has responsible grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Phoenix, State of Arizona, on June 19, 2001.

APERIAN, INC

By:	/s/ Kevin Craig

Kevin Craig, President and Chief Executive Officer

      Each person whose signature appears below hereby constitutes and appoints Kevin P. Craig, Douglas W. Banister and Peter E. Lorenzen, and each of them (with full power in each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and to file with the Commission, any and all amendments, exhibits, certificates, and other documents in connection therewith, in connection with this Registration Statement, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Kevin P. Craig Kevin Craig	President, Chief Executive Officer, Director	June 19, 2001

David Ghermezian David Ghermezian	Director	June 19, 2001

Davinder Sethi Davinder Sethi	Director	June 19, 2001

Joe D. Tippens Joe D. Tippens	Director	June 19, 2001

Mark Weiss Mark Weiss	Director	June 19, 2001

Douglas W. Banister Douglas W. Banister	Vice President, Chief Financial Officer	June 19, 2001

Elizabeth Montoya Elizabeth Montoya	Vice President, Chief Accounting Officer	June 19, 2001

INDEX TO EXHIBITS

EXHIBIT NO.	EXHIBIT DESCRIPTION	LOCATION

5	Legal Opinion of Peter E. Lorenzen, Esq.(1)	Exhibit 5

23.1	Consent of Ernst & Young LLP(1)	Exhibit 23.1

23.2	Consent of Ernst & Young LLP(1)	Exhibit 23.2

23.3	Consent of Peter E. Lorenzen(1)	Included in Exhibit 5

(1)	Filed herewith.